HARVEST ENERGY TRUST

FORM 51-102F3 - MATERIAL CHANGE REPORT

1. Name and Address of Company:

Harvest Energy Trust
Suite 2100, 330 - 5th Avenue S.W.
Calgary, Alberta T2P OL4

2. Date of Material Change:

July 26, 2006

3. News Release

A press release disclosing the material change was issued through CCN Matthews prior to markets opening on July 26, 2006.

4. Summary of Material Change:

Harvest Energy Trust ("Harvest") announced that it has entered into an agreement to sell on a bought deal basis, subject to regulatory approval, 6,110,000 trust units ("Trust Units") at a price of Cdn $32.75 each to raise gross proceeds of Cdn $200,102,500 to a syndicate of Canadian underwriters led by CIBC World Markets Inc. Harvest has also granted the underwriters the Over-allotment Option to purchase up to an additional 916,500 Trust Units at the same offering price.

5. Full Description of Material Change

Harvest has entered into an agreement to sell on a bought deal basis, subject to regulatory approval, 6,110,000 Trust Units at a price of Cdn$32.75 each to raise gross proceeds of Cdn$200,102,500 to a syndicate of Canadian underwriters led by CIBC World Markets Inc. Harvest has also granted the underwriters the Over-allotment Option, exercisable in whole or in part for a period of 30 days following closing, to purchase up to an additional 916,500 Trust Units at the same offering price. If the Over-allotment Option is fully exercised, the total gross proceeds to Harvest will be approximately Cdn$230 million. Closing is expected to occur on or about August 17, 2006.

The first distribution to which subscribers to the Trust Units will be entitled will be the previously announced distribution of $0.38 per trust unit, payable on September 15, 2006 to unitholders of record on August 22, 2006.

The Units will be offered publicly in Canada (except in Québec) by way of a short form prospectus.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7. Omitted Information:

Not Applicable

8. Executive Officer:

For further information, please contact John Zahary, President and Chief Executive Officer of Harvest Energy Trust at (403) 265-1178 or Toll Free (866) 666-1178.

9. Date of Report:

July 28, 2006